4055 Technology Forest Blvd., Suite 210 • The Woodlands, Texas 77381

January 21, 2016
Via EDGAR
William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Conn’s, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2015
Filed April 1, 2015
File No. 1-34956

Dear Mr. Thompson:
We are in receipt of the letter dated January 19, 2016 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing of Conn’s, Inc. (the “Company”). This letter confirms that the Commission has agreed to provide a ten (10) business day extension for the Company’s response to ensure the Company has adequate time and resources to prepare its response. The Company intends to submit its response to the Comment Letter on or before February 17, 2016.
We appreciate your support regarding the timing of this request. Should any member of the Staff have any questions or additional comments regarding the responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (936) 230-5866.

Sincerely,

/s/ Thomas R. Moran

Thomas R. Moran
Executive Vice President and Chief Financial Officer

cc:	Ta Tanisha Meadows, Securities and Exchange Commission Mark A. Haley, Vice President and Chief Accounting Officer [Conn’s, Inc.]
Robert F. Bell, Conn’s, Inc. [Conn’s, Inc.]